Exhibit 99.1

Opera Limited declares special dividend of $0.80 per ADS

OSLO, Norway, January 12, 2023 /PRNewswire/ -- Opera Limited (NASDAQ: OPRA) (“Opera”, or the “Company”), one of the world’s major browser developers and a leading internet consumer brand, today announced that its Board of Directors has approved a special dividend of $0.80 per American Depositary Share (“ADS”), each representing two ordinary shares of the Company.

“In light of Opera’s strong operating performance through 2022, we are pleased to announce our first dividend since our IPO”, said Opera Co-CEO, Mr Lin Song. “In addition to a successful core business, Opera has a solid balance sheet and non-core assets held for sale as well as receivables from non-core assets already divested. In combination, we believe this is the right time to reward our shareholders with a dividend.”

Payment will be made to shareholders of record as of the close of business on January 30, 2023 (the “Record Date”). Dividends to be paid to the holders of ADSs through the depositary bank, The Bank of New York Mellon, will be subject to the terms of the deposit agreement. The Company expects the depositary bank to distribute dividends on or about February 9, 2023.

The aggregate payment to be made in connection with this special dividend is approximately $71 million, based on a total of 89,215,121 ADS equivalents outstanding as of December 31, 2022.

The special dividend will be funded through existing working capital and proceeds from the sale of publicly traded marketable securities held by Opera as part of its treasury function, which saw record gains during the fourth quarter of 2022. The Company has today entered into an agreement to sell the vast majority of such securities to its pre-IPO shareholders, namely Kunlun Tech Limited and Keeneyes Future Holding Inc., for an aggregate consideration of $59 million. The sale price was determined based on the average market closing price of these securities over the fifteen trading days prior to this announcement, and enabled Opera to fulfill its dividend while maintaining an adequate cash position.

Frode Jacobsen, CFO, commented: “Today’s announcement of a dividend is our latest step in returning capital to our shareholders. We have conducted market buy-backs each year since our 2018 IPO, with a cumulative total of 10.8 million ADSs repurchased as of year-end 2022. In addition, we exited a major pre-IPO shareholder with 23.4 million ADS equivalents in late 2022.”

Decisions on future dividends will be based on the Company’s financial position, results of operations, and any other factors the Board may deem relevant.

About Opera

Opera is a global web innovator. Opera's browsers, gaming, Web3 and news products are the trusted choice of hundreds of millions of users worldwide. Opera is headquartered in Oslo, Norway and listed on the NASDAQ stock exchange (OPRA). Download the Opera browser from www.opera.com.

Learn more about Opera at investor.opera.com or on Twitter @InvestorOpera.

Investor Relations Contact:

Matthew Wolfson

investor-relations@opera.com or (+1) (917) 348-6447

For media enquiries, please contact: press-team@opera.com